Exhibit 99.1

STEALTHGAS INC. REPORTS FIRST QUARTER 2018 FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, May 24, 2018. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the first quarter ended March 31, 2018.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Operational utilization of 93.3% in Q1 18’ (97.3% in Q1 17’) due to increased presence in the spot market and the positioning of several vessels in new trading areas.

•	About 73% of fleet days secured on period charters for the remainder of 2018, with a total of about $171 million in contracted revenues.

•	Successful delivery of our last 22K semi ref new build vessel, the Eco Freeze in April 2018, with which we concluded our new building program of 26 new vessels since 2011.

•	Sale and delivery of the Gas Enchanted (2006 built) and sale of another two vessels the Gas Legacy (1998 built) and the Gas Evoluzione (1996 built) with expected deliveries in Q3 ’18- all for an aggregate price of $17.5 million.

•	Revenues of $39.7 million in Q1 ‘18, an increase of 4.2% compared to Q1 ‘17

•	Adjusted EBITDA of $13.7 million in Q1 ‘18 compared to $ 15.4 million in Q1 ‘17.

•	Low gearing as debt to assets stands at about 43%.

•	Cash on hand of approximately $52.7 million.

First Quarter 2018 Results:

•	Revenues for the three months ended March 31, 2018 amounted to $39.7 million, an increase of $1.6 million, or 4.2%, compared to revenues of $38.1 million for the three months ended March 31, 2017, mainly as a result of improved market conditions in the small LPG segment.

•	Voyage expenses and vessels’ operating expenses for the three months ended March 31, 2018 were $5.6 million and $15.4 million respectively, compared to $3.6 million and $14.9 million respectively, for the three months ended March 31, 2017. The $2.0 million increase in voyage expenses was mainly attributed to a quarter on quarter increase of average bunker prices by 20% and the ballasting costs of three of our vessels amounting to approximately $0.6 million. The 3.4% increase in vessels’ operating expenses compared to the same period of 2017 was mostly due to the operation of the large LPG semi refrigerated vessels that were not in our fleet in the same period of last year.

•	Drydocking costs for the three months ended March 31, 2018 and 2017 were $1.5 million and $0.7 million, respectively. The costs for the first quarter of 2018 corresponded to the drydocking of two LPG vessels and one product tanker, while in the same period of 2017 the Company completed the drydocking of two LPG vessels.

•	Depreciation for the three months ended March 31, 2018 was $10.5 million, a $0.8 million increase from $9.7 million for the same period of last year due to the addition of the three new 22,000 cbm semi-refrigerated LPG vessels.

•	Included in the first quarter 2018 results were net losses from interest rate derivative instruments of $0.05 million compared to net losses of $0.13 million in the same period of last year. Interest paid on interest rate derivative instruments amounted to $0.07 million compared to $0.14 million in the same period of last year.

•	The Company recorded an impairment loss of $3.8 million for three of its vessels, one of which has been classified as held for sale, as of March 31, 2018.

•	As a result of the above, for the three months ended March 31, 2018, the Company reported a net loss of $5.8 million, compared to a net income of $2.0 million for the three months ended March 31, 2017. The weighted average number of shares for the three months ended March 31, 2018 was 39.9 million compared to 39.8 million for the same period of 2017. Loss per share, basic and diluted, for the three months ended March 31, 2018 amounted to $0.14 compared to earnings per share of $0.05 for the same period of last year.

•	Adjusted net loss was $2.0 million or $0.05 loss per share for the three months ended March 31, 2018 compared to adjusted net income of $2.0 million or $0.05 earnings per share for the same period of last year.

•	EBITDA for the three months ended March 31, 2018 amounted to $9.9 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Loss are set forth below.

•	An average of 51.7 vessels were owned by the Company during the three months ended March 31, 2018, compared to 53.0 vessels for the same period of 2017.

Fleet Update Since Previous Announcement

The Company announced the conclusion of the following chartering arrangements:

•	A one year time charter extension for its 2006 built LPG carrier the Gas Alice, to an oil company until August 2019.

•	A one year time charter for its 2018 built LPG carrier the Eco Freeze, to an international LPG trader until April 2019.

•	A one year time charter for one of our chartered in, 2010 built, LPG carrier the Astrid, to an international LPG trader until April 2019.

•	A one year time charter for its 2001 built LPG carrier the Gas Nemesis II to an international LPG operator until April 2019.

•	A one year bareboat charter for its 2010 aframax carrier the Stealth Berana to an international tanker operator until August 2019.

•	A one year bareboat charter extension for its 2012 built LPG carrier the Gas Esco, to a state owned shipping company until June 2019.

•	A three months’ time charter for its 2001 built LPG carrier the Gas Spirit, to an international trading house until August 2018.

•	A one year time charter for its 2008 built product tanker the Magic Wand, to an international trading house until May 2019.

•	A one month time charter extension for its 1996 built LPG Carrier the Gas Evoluzione, to an oil international chemical products trader until July 2018.

•	A one month time charter for its 2008 built LPG Carrier the Gas Imperiale, to an international trading house until June 2018.

With these charters, the Company has contracted revenues of approximately $171 million. Total anticipated voyage days of our fleet is 73% covered for the remainder of 2018 and 34% for 2019.

Board Chairman Michael Jolliffe Commented

The first quarter of 2018 was a busy period for our Company in terms of sale and purchase activity. We agreed to the sale of three additional vessels, two older ones and one fairly modern, all at an aggregate price of $17.5 million. More evidence that values are firming even on older vessels was provided by these sales, as we sold the Gas Legacy (1998 built) at 5.6 times demolition value and the Gas Evoluzione (1996 built) at 4.2 times demolition value.

In addition to this and as announced a month ago, we took delivery of the last 22,000 cbm semi-refrigerated new build LPG thus concluding our newbuilding programme which counts the delivery of 26 vessels since 2011, most built in Japan.

Both our net revenue and profitability were affected this quarter by the rise in oil prices which increased our voyage costs and the increase in LIBOR rates which affected our finance costs. In addition we saw a slower spot market for our LPG carriers in February in the weeks around Chinese New Year. These factors coupled with the weak earnings from our tankers led to lower than anticipated margins.

This quarter company specific factors deemed as one off events had an impact on our revenue and profitability as well. In particular costs related to the delivery and commencement of trading for vessels Eco Arctic and Eco Ice, the second and third vessels in our series of four handy sized new buildings, and in addition significant ballasting costs on another vessel which changed trading region, burdened our voyage costs within this quarter with about $0.6 million.

We continue to observe that our core market’s fundamentals have improved as rates for small LPG carriers are still on the rise, and the forecast is that they will continue to do so at least for the next couple of years.

Taking this into account our main focus is to take advantage of this positive market momentum to the fullest and calibrate our fleet management strategy so as to increase our profitability. We have so far in the second quarter of 2018 reduced our commercial idle days by about 90% compared to the first quarter of this year. With an asset base in excess of USD 1 billion, low leverage and ideal demand and supply conditions, combined with improving freight rates, gives reason for optimism for the future.

Conference Call details:

On May 24, 2018 at 11:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers:

888-224-1005 (US Toll Free Dial In) or 0800 279 7204 (UK Toll Free Dial In).

Access Code: 9762390.

In case of any problems with the above numbers, please dial +1 929-477-0448 (US Toll Dial In), +44 (0)330 336 9411 (Standard International Dial In).

Access Code: 9762390.

A telephonic replay of the conference call will be available until May 31, 2018 by dialing +1 719-457-0820 (US Local Dial In), +44 (0) 207 660 0134 (UK Local Dial In).

Access Code: 9762390.

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

StealthGas Inc. is a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry. StealthGas Inc. currently has a fleet of 55 vessels. The fleet comprises of 51 LPG carriers, including three chartered in LPG vessels, with a total capacity of 325,995 cubic meters (cbm) and three M.R. product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons (dwt). StealthGas Inc.’s shares are listed on the NASDAQ Global Select Market and trade under the symbol “GASS”.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.stealthgas.com

Company Contact:

Fenia Sakellaris

STEALTHGAS INC.

011-30-210-6250-001

E-mail: info@stealthgas.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the quarters ended March 31, 2017 and March 31, 2018.

FLEET DATA	Q1 2017	Q1 2018
Average number of vessels (1)	53.0	51.7
Period end number of owned vessels in fleet	53	52
Total calendar days for fleet (2)	4,950	4,839
Total voyage days for fleet (3)	4,893	4,787
Fleet utilization (4)	98.8%	98.9%
Total charter days for fleet (5)	4,238	3,781
Total spot market days for fleet (6)	655	1,006
Fleet operational utilization (7)	97.3%	93.3%

1)	Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.
2)	Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.
3)	Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.
4)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.
5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)	Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days (excluding commercially idle days) by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income/(Loss), EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income/(loss) represents net income/(loss) before loss on derivatives excluding net swap interest paid, share based compensation and impairment. EBITDA represents net income/(loss) before interest and finance costs including net swap interest paid, interest income and other income/(expenses) and depreciation. Adjusted EBITDA represents EBITDA before share based compensation, loss on derivatives, excluding net swap interest paid and impairment loss. EBITDA, adjusted EBITDA, adjusted net income/(loss) and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income/(loss) and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA and Adjusted net income/(loss), you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income/(loss) and adjusted EPS are included herein because they are a basis, upon which we assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide additional information on fleet operational results to investors. We also believe that EBITDA represents useful information for investors regarding a company’s ability to service and/or incur indebtedness.

(Expressed in United States Dollars, except for number of shares)	Three Months Period Ended March 31st,
	2017	2018
Net Income - Adjusted Net Income/Loss)
Net income/(loss)	2,003,704	(5,773,237)
Loss on derivatives	127,131	46,755
Less net swap interest paid	(136,375)	(65,268)
Impairment loss	—	3,818,268
Share based compensation	35,902	—
Adjusted Net Income/(Loss)	2,030,362	(1,973,482)
Net income/(loss) - EBITDA
Net income/(loss)	2,003,704	(5,773,237)
Plus interest and finance costs incl. net swap interest paid	3,747,868	5,204,835
Less interest income and other income	(77,579)	(99,396)
Plus depreciation	9,704,454	10,530,359
EBITDA	15,378,447	9,862,561
Net income/(loss) - Adjusted EBITDA
Net income/(loss)	2,003,704	(5,773,237)
Loss on derivatives	127,131	46,755
Impairment loss	—	3,818,268
Share based compensation	35,902	—
Plus interest and finance costs	3,611,493	5,139,567
Less interest income and other income	(77,579)	(99,396)
Plus depreciation	9,704,454	10,530,359
Adjusted EBITDA	15,405,105	13,662,316
EPS - Adjusted EPS
Net income/(loss)	2,003,704	(5,773,237)
Adjusted net income/(loss)	2,030,362	(1,973,482)
Weighted average number of shares	39,802,885	39,860,563
EPS - Basic and Diluted	0.05	(0.14)
Adjusted EPS	0.05	(0.05)

StealthGas Inc.

Unaudited Consolidated Statements of Operations

(Expressed in United States Dollars, except for number of shares)

	For The Three Months Ended March 31,
	2017*	2018
Revenues
Revenues	37,052,341	39,695,482
Revenues - related party	1,011,750	—

Total revenues	38,064,091	39,695,482

Expenses
Voyage expenses	3,087,714	5,151,251
Voyage expenses - related party	475,133	483,899
Charter hire expenses	881,937	969,147
Vessels’ operating expenses	14,520,106	15,358,413
Vessels’ operating expenses - related party	401,431	27,000
Drydocking costs	691,745	1,503,080
Management fees - related party	1,809,450	1,743,600
General and administrative expenses	715,959	572,527
Depreciation	9,704,454	10,530,359
Impairment loss	—	3,818,268
Other operating costs	150,000	146,667

Total expenses	32,437,929	40,304,211

Income/(Loss) from operations	5,626,162	(608,729)

Other (expenses)/income
Interest and finance costs	(3,611,493)	(5,139,567)
Loss on derivatives	(127,131)	(46,755)
Interest income and other income	77,579	99,396
Foreign exchange gain/(loss)	38,587	(77,582)

Other expenses, net	(3,622,458)	(5,164,508)

Net income/(loss)	2,003,704	(5,773,237)

Earnings/(Loss) per share
- Basic and Diluted	0.05	(0.14)

Weighted average number of shares
-Basic and Diluted	39,802,885	39,860,563

*	We adopted the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09” or “ASC 606”) as of January 1, 2018 utilizing the modified retrospective method of transition. As such, the comparative information has not been restated and continues to be reported under the accounting standards in effect for periods prior to January 1, 2018. Under the modified retrospective approach, the Company recognized the cumulative effect of adopting this standard as an adjustment amounting to $0.3 million to decrease the opening balance of Retained Earnings as of January 1, 2018 which consists of $0.6 million of voyage revenue representing performance obligations satisfied in 2018 partly offset by $0.3 million of deferred costs representing the costs such as bunker expenses and port expenses, incurred prior to commencement of loading that were recognized in 2018.

StealthGas Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31, 2017	March 31, 2018
Assets
Current assets
Cash and cash equivalents	51,754,131	52,687,631
Trade and other receivables	3,853,992	4,797,046
Other current assets	—	351,409
Claims receivable	15,951	—
Inventories	2,762,299	3,766,323
Advances and prepayments	1,221,029	1,733,542
Restricted cash	3,231,323	3,403,331
Vessel held for sale	—	4,865,312

Total current assets	62,838,725	71,604,594

Non-current assets
Advances for vessels under construction and acquisitions	61,577,818	22,577,512
Vessels, net	862,061,906	954,274,911
Other receivables	243,075	175,104
Restricted cash	7,917,738	9,482,891
Deferred finance charges	941,760	342,090
Fair value of derivatives	645,169	1,375,104

Total non-current assets	933,387,466	988,227,612

Total assets	996,226,191	1,059,832,206

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related party	14,209,624	11,397,074
Trade accounts payable	10,509,465	13,001,504
Accrued and other liabilities	5,880,479	6,201,871
Customer deposits	1,820,700	1,336,000
Deferred income	4,362,056	5,359,923
Current portion of long-term debt	41,966,607	48,104,373

Total current liabilities	78,748,931	85,400,745

Non-current liabilities
Fair value of derivatives	126,525	138,685
Customer deposits	736,000	—
Deferred gain on sale and leaseback of vessels	190,087	141,995
Deferred income	4,035	—
Long-term debt	342,941,841	406,090,165

Total non-current liabilities	343,998,488	406,370,845

Total liabilities	422,747,419	491,771,590

Commitments and contingencies
Stockholders’ equity
Capital stock	442,850	442,850
Treasury stock	(22,523,528)	(22,523,528)
Additional paid-in capital	501,471,768	501,471,768
Retained earnings	93,469,787	87,352,369
Accumulated other comprehensive	617,895	1,317,157

Total stockholders’ equity	573,478,772	568,060,616

Total liabilities and stockholders’ equity	996,226,191	1,059,832,206

StealthGas Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	For The Three Months Ended March 31,
	2017	2018
Cash flows from operating activities
Net income/(loss) for the period	2,003,704	(5,773,237)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation	9,704,454	10,530,359
Amortization of deferred finance charges	171,634	224,171
Amortization of deferred gain on sale and leaseback of vessels	(48,092)	(48,092)
Share based compensation	35,902	—
Gain on interest rate swap agreements	(9,244)	(18,513)
Impairment loss	—	3,818,268
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(458,937)	(1,442,928)
Other current assets	—	(57,745)
Claims receivable	—	15,951
Inventories	(273,705)	(1,029,036)
Advances and prepayments	102,582	(512,513)
Increase/(decrease) in
Balances with related parties	731,215	(3,410,105)
Trade accounts payable	1,024,608	2,567,412
Accrued liabilities	61,088	321,392
Deferred income	82,478	923,832

Net cash provided by operating activities	13,127,687	6,109,216

Cash flows from investing activities
Vessels’ acquisitions and advances for vessels under construction	(16,318,551)	(71,879,444)

Net cash used in investing activities	(16,318,551)	(71,879,444)

Cash flows from financing activities
Deferred finance charges	(478,926)	(444,330)
Customer deposits paid	—	(1,220,700)
Loan repayments	(9,897,581)	(10,344,081)
Proceeds from long-term debt	—	80,450,000

Net cash (used in)/ provided by financing activities	(10,376,507)	68,440,889

Net (decrease)/increase in cash, cash equivalents and restricted cash	(13,567,371)	2,670,661
Cash, cash equivalents and restricted cash at beginning of year	73,531,645	62,903,192

Cash, cash equivalents and restricted cash at end of period	59,964,274	65,573,853
Cash breakdown
Cash and cash equivalents	50,142,764	52,687,631
Restricted cash, current	4,636,085	3,403,331
Restricted cash, non-current	5,185,425	9,482,891

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	59,964,274	65,573,853